Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's foreign filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                          PAGE 1



                              NEWMONT MINING CORP.

                                DECEMBER 10, 2001
                                  7:30 A.M. CST




Coordinator                Good morning and welcome to the Newmont Mining
                           Corporation Conference Call. All participants will be able to listen only until the question and answer session of the call. At the request of Newmont
                           Mining, this call is being recorded. If you have any objections, you may disconnect at this time.

                           I would now like to introduce your host for today, Miss Wendy Yang. You may begin.

W. Yang                    Thank you, Operator.  Good morning to North America.
                           Thank you for joining us on our conference call today to review our superior offer to acquire the shares of Normandy and our vision of a new Newmont. This call is being Simulcast on our Web site and will be available for playback for a limited time.

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                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                          PAGE 2


                           Today we will be discussing some forward-looking information, so you should be aware that there are risk factors unique to our industry, and these risks are described in detail in our filings with the SEC. The information that we are discussing today, December 10, 2001 in the United States and December 11th in Australia, are relevant for the current period. For the most up-to-date material disclosures, please refer to our main SEC filings and news....

                           Speaking today from Sydney are Wayne Murdy, President and CEO of Newmont and Pierre Lassonde, President and Co-CEO of Franco-Nevada. Wayne, please go ahead.

W. Murdy Good day, ladies and gentlemen. Thanks for joining us today to hear more about our announcement of a revised offer that we believe to be a decisive step in realizing our collective vision of creating the world's greatest gold company, and the unique equity that we expect to be the new gold standard for the 21st century.

                           The revision means that now both the cash and the stock portions of the Newmont offer are indisputably and significantly superior to the

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                          PAGE 3


                           competing elements of offer to acquire Normandy. We have taken this step without sacrificing the other significant economic and strategic advantages that the Newmont offer has enjoyed from the day it was launched. Both the immediate economic benefits and the long-term strategic benefits for Newmont and the industry that we told you about less than a month ago, not only remain intact and compelling under the revised offer, they fully justify the revision.

                           I'm in Australia today with Pierre Lassonde, who is the Co-CEO of Franco-Nevada, whose board, last month, unanimously recommended Newmont's offer of eight-tenths of a share of Newmont for each Franco-Nevada share. In addition, today, Normandy's Board of Directors, unanimously recommended Newmont's revised offer to Normandy shareholders and again advised against the Anglo Gold offer.

                           We're here to discuss and answer your questions about the news that Newmont, Normandy and Franco-Nevada announced, worldwide, about


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                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                          PAGE 4

                           15 hours ago, our rationale and what it means for the shareholders of Normandy, Newmont and Franco.

                           I'll start by quickly reviewing the revised offer. As we announced, the revised Newmont offer values Normandy at Australian dollar-ninety per share. This is fully 15% more than the current value of Anglo Gold's revised offer announced on November 25th.

                           Under the revised Newmont offer, Normandy shareholders will receive a cash payment of forty cents Australian, double the twenty cents Australian offered by the Anglo Gold proposal. The cash payment is in addition to the exchange ratio, which we did not change, of .0385 shares of Newmont common stock for each Normandy share. As underscored in our press release, by accepting the Newmont offer, the Normandy shareholders receive shares in a North American company traded on the New York Stock Exchange and included in the S&P 500, which offers true liquidity.

                           As to timing, let me be clear that all of us here today are committed to completing the acquisition of both Normandy and Franco-Nevada by mid-February 2002. In all, we are offering the Normandy shareholders no less

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                          PAGE 5


                           than the ability, through a simple off-market bid, to participate in the premiere gold company, the industry leader in terms of gold production, total reserves, EBIT DA generation, trading liquidity and leverage to gold.

                           What's more, this combined company will benefit from a strong balance sheet that provides the financial flexibility to capitalize on a truly outstanding pipeline of development projects. Investors around the world have told us that they share our view that this combination immediately makes Newmont one of the strongest, best capitalized companies in the industry.

                           Newmont's net debt to total capitalization ratio will fall to 23% and with strong free cash flows and the ability to add incremental cash from rationalization of assets, significant opportunities allow us to decrease our net debt to total capitalization, below 20% within a year. You should know that this compares with an indicated 33% net debt to total capitalization ratio for the company envisioned by Anglo Gold. The company Anglo seeks to create, also, would have significantly less flexibility to redistribute cash flow worldwide, due to the South African Reserve Bank currency restrictions.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                          PAGE 6


                           Finally, over the past two years, Anglo Gold has had a cash flow deficit of approximately $153 million, before financing activities, while paying out over $580 million in dividends, quite apart from the long-term viability of such a policy. Bear in mind, that for non-South African holders, Anglo Gold's dividends can be expected to decline in real terms, should the recent decline in the rand continue.

                           As we promised you on November 29th, when Anglo Gold revised its offer, Newmont was very carefully considering this decision. Our commitment was to craft a winning bid, but not a winning bid at any cost. The revised offer gives Newmont clear decisive superiority over the Anglo Gold bid, and we have also achieved this without compromising the long-term advantages for value creation, integral to building the new Newmont.

                           So it is with pride that our management and our Board of Directors, working with our advisors, can tell you that the acquisition of Normandy, on the basis of this revised offer, will continue to be accretive to Newmont in terms of earnings, free cash flow and net asset value. The

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                          PAGE 7


                           approximately $370 million cost of the cash component will be financed with an existing, but untapped, $600 million revolving credit facility.

                           However, as you'll recall from our announcement of the Franco portion of our acquisition plan last month, upon completion of this transaction, Newmont will have more than $850 million in cash and liquid securities. In short, everything we have seen reinforced by the successful completion of the recent capital raising for Australian Magnesium Corporation, Ltd. makes us feel very comfortable about this increase.

                           We continue to believe in the opportunities to achieve the $70 million to $80 million in annual synergies from the acquisition of Normandy and Franco-Nevada. We see significant asset realization opportunities and opportunities for operational improvements. We will also capitalize on Normandy's growth prospects, building on the financial strength of Newmont to add significant value for all current and future Newmont shareholders.

                           Let me now ask Pierre to comment on the transaction and the opportunities afforded to us.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                          PAGE 8


P. Lassonde                Thanks, Wayne, and good morning, ladies and
                           gentlemen. It's a pleasure to be here in Australia, even though it's a little bit early in the morning.
                           We have had a great day here in Australia. In fact, we've had a great three weeks, Wayne and I, on the road. We've visited our shareholders all over North
                           America and Europe. The response has been truly heartwarming and overwhelming, in view of the vision of the company that we're creating.

                           I think that everybody that we've talked to clearly sees that we are creating something very special. That not only this company will a market leader, but also it will be clearly different than our three nearest competitors. Not only because we're not going to be a hedge company; I mean that is clearly one of our philosophical differences. But I think the makeup of the company is what makes it something very special.

                           The combination of the three companies with the Franco-Nevada royalty will create, basically, the cushion against low gold prices. The balance sheet will help, also, tremendously, in that regard. The Newmont assets in Nevada, in Peru and in Indonesia will form the core properties, including

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                          PAGE 9

                           then those of Normandy, in Australia, to create a company that would be a market leader. Then from the 60 million acres of land, the largest industry land package, we will be able to develop attractive new projects, but also, we're going to be able to increase that royalty cash flow, increase that cushion.

                           One of the things that - the offer will, of course, use some of our cash. I want to point out that when we close this transaction, the combined company will have over $750 billion in cash and a $100 million in liquid investment, for a total of $850 million. So yes, this revised offer is going to use some of that.

                           But I can assure you that our objective will be to very rapidly rationalize some of the assets that are in the companies, particularly in Normandy, as we had promised, to bring the debt ratio to the level that we had originally envisaged, which is 18%, as soon as possible. I can think that we can achieve that in a fairly rapid manner, as there are assets that are easily identifiable that the market could easily use, in the sense that we could create some synergies with either other companies in different forms.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 10


                           So we feel that the transaction is a winning transaction, that this bid is going to be a winning bid, that the market will see it this way, and that we're going to go on and complete the transaction and get on with creating and developing the very best gold company in the world.

                           I'll stop with that. I could continue and go on, because we've been on a roll. I think if you look at the Web site, there's some very interesting --. Australia is a very peculiar place; they love to personalize companies. But the fact is that we have had a great response here, and you can look at it and we think that we are on a roll. We'll be here, Wayne and I, for the next ten days, until we get this over with. Then we'll get on to building a great company.

                           So with that --. I might add that Robert was supposed to be here, I think he kind of missed his taxi to come over. Hopefully during the question period he'll come over and he'll be able to address the conference call as well.

                           I just want to remind you that this company will have the highest leverage to gold. It's one of the key attractions going forward, and we still believe

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 11

                           that we're going to see a rise in the gold price in the next three years. We're very bullish. We've told you why we're very bullish; that hasn't changed. With that I will cut it off right here and leave you some time for questions. Wayne.

W. Murdy At this point then, we would like to open it up to questions.

Coordinator                Thank you. At this time we are ready to begin the
                           formal question and answer session. Our first question comes from Victor Flores. Sir, you are connected.

V. Flores                  Thank you, very much. Good morning - a few questions
                           of the miscellaneous variety. First of all, Anglo pointed out, when they revised their offer, that they had learned some things through the public domain.
                           You've had access to full due diligence, but in the process of completing your transaction, have you found anything on the due diligence side that has led you to find additional value in Normandy?

W. Murdy I think, Victor, as we've gone through it again, we did have due diligence, and so we felt good about the package going in and had a range of values

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 12


                           that we felt we could live with. There have been no significant individual items and we didn't feel the necessity to detail that out. Again, when we came in this, I think we indicated to the market that this was very accretive to us under the income free cash flow and net asset value test.

                           I guess the only thing I would comment on was the completion of the Australian Magnesium Corporation financing. That, in our mind, did relieve what could potentially have been a contingent liability. So that probably was one item that you could point to. But again, we're well within what we view as our value range.

V. Flores                  Great. Now secondly, you've changed some of the
                           conditions of your takeover proposal. The most important is the fact that you no longer require 90% of the Normandy shareholders to tender. What is the new condition? Are you looking for 50.1% at this point in time?

W. Murdy Yes, we were always at 50.1, but we had the cash component in the original offer was subject to the 90% test and we have dropped that.

V. Flores                  Okay, so you're still at 50.1 for the full cash, plus
                           stock.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 13


W. Murdy                   Yes.

V. Flores                  Then finally, if I could - I know this is perhaps a
                           bit thorny, Wayne and Pierre. Could you comment on what you expect from the takeover's panel, with respect to Anglo Gold's challenge? You know their allegation that certain shareholders in Normandy are getting better treatment.

W. Murdy They have complained to the takeover's panel on many items so far, and they're 0 for 4.

V. Flores                  Any sense for when they rule on this one, which is
                           perhaps the--?

W. Murdy The reality is that we're advised here that we're not supposed to be commenting on things that are before the panel. So I've been warned, many times, not to do it. Now I will note that somehow we're playing by different rules than our compadres, who have put out a lot of press releases. But we are extremely comfortable with all the legal contracts and arrangements that we've entered into. We've said that up front, and we have seen nothing to change our view of that.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 14

V. Flores                  Great.  Thank you, very much.  I appreciate it.

Coordinator                Our next question comes from John Duty from Gold
                           Stock Analysts.

J. Duty Good morning, gentlemen. I definitely like the raised price side of the deal. I wonder if you can comment on why you haven't dropped the contingency for the Franco and Newmont to go ahead and merge. It would certainly create a clearer path, right now, to Franco's cash, I would think, and make a lot of people more comfortable with the total deal.

W. Murdy Well, as we've said from day one, this is transaction that only makes sense on a three-way basis; that's the power and the vision here. The transaction is structured such that at the point we hit the 50.1% interest in Normandy, it triggers the full merger with Franco. So we're playing to win. It's a three-way deal. Again, despite some of the things you may read, we don't think it's highly conditional, at all.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 15

J. Duty But if Franco did get a higher offer from somebody that they felt they had to accept under some conditions for their total stockholders, that would sort of leave Newmont holding the bag, wouldn't it?

P. Lassonde                The Normandy shares that we own have been pledged to
                           Newmont. So I'm not too sure what you're referring to.

J. Duty Well, I'm just wondering if your fellow brothers in Toronto wanted to upset the apple cart or something.

P. Lassonde                Well, all I can say is good luck to them.

J. Duty                    Okay, thanks.  Good luck to your both.

P. Lassonde                Yes, thank you.

Coordinator                Our next question comes from John Tamaso.

J. Tamaso                  Good morning. Given the poor performance of the South
                           African rand in the last several months, which is probably a reasonable barometer of that

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 16

                           country's outlook and, of course, Anglo Gold's position of having a big ... assets in South Africa. I expected Newmont's bid to prevail even if it was 3% to 5% lower than Anglo Gold's. In fact Franco-Nevada and Bob Ducrepnie's commitment of their shares to Newmont seemed implicitly to acknowledge that.

                           Wayne, I'm very surprised that you're bidding a 15% premium to Anglo Gold, in view of the American currency and flag looking a little better to most foreign investors in South Africa. Could you explain how the premium was determined?

W. Murdy Yes, John. I think you point out a number of strengths that we have in this transaction and I agree with everything you say. The only card that Anglo had in this is that they do have time on their side. They were out first and their offer ends on the 27th of this month. We expect to close the middle of February, about 25% of the shares. We hear 25% to 30% of the shares are in the hands of the arbs. As we all know, they don't care about the company long-term; it's strictly the transaction. So we had to recognize that timing difference and we felt that this clearly accomplishes that.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 17

                           Again, I would point out that there is no change in the arrangement between Franco and ourselves. So the bump is going to just 80% of the shareholders.

J. Tamaso                  Wayne, as we recall the Santa Fe battle with Home
                           Stake, four or five years ago, there came a point where the more Home Stake sweetened their bid, the more their stock fell and Newmont prevailed. In that sense, Anglo Gold doesn't appear to be that much of a threat. Why did you go to $1.90 rather than $1.66 or $1.64?

W. Murdy Again, I think, John, it came back to timing, the fact that you have so much in the arbs hands.

J. Tamaso                  Okay, thank you.

P. Lassonde                Yes, John, the arbitrators really don't care who
                           wins. To them, it's so many percent per month. With the number of shares, we're told 25% plus or minus
                           5%, it's a big number. We just have to live with that reality.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 18

                           The other thing, which is very real as well, is the South African rand is the second worse performing currency in the world this year, after the Turkish lira. Now I haven't checked the Afganeeze currency, but certainly the ones that we do know. I mean the currency has fallen over 40% since April of a year ago.

                           But what's pernicious about this thing is that for the South African institutions who are trying to basically save some of their savings, the stocks that have revenues in U.S. dollars are the only way that they can do something. So the ironic effect is that the Anglo Gold stock has been going up on internal South African buying, is our view. But that's only going to last - that's a short-term phenomenon.

                           In the long run, we all know that when a currency goes south the way that this one has, it's big trouble. But we've got to deal with the next two weeks, and that's what's happening.

J. Tamaso                  Thank you.

Coordinator                Our next question comes from Terrence Orsland from
                           TSO Associates.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 19

T. Orsland                 Thanks. Good morning, guys. Wayne, have you mentioned
                           that you've touched base with the rating agencies with respect to Newmont paper and the merging company paper, whether you got their blessing or not? Number two, I'm kind of mystified by the gold price reaction here with respect to what you guys want to do with the hedge book and all, and the gold price seems to be totally shrugging it off. Any comments, Pierre?

W. Murdy I think first of all, yes, we made contact before with the rating agencies and we're scheduled to meet with them again this week. But again, we don't see that as a major issue because of the strong coverage ratios that the combined company has.

P. Lassonde                In terms of the gold market, Terry, I think that the
                           market is probably looking at it as "the proof is in the pudding". You know, once Newmont has wrapped up this deal and instituted the policies, then I think you're going to see an effect. But until then, the market is going to look at it and just say, "Show me." So it's a question of time here; that's our view.

T. Orsland                 Fair enough. Thanks.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 20

Coordinator                Our next question comes from Katherine Sterritt from
                           Scotia Capital.

K. Sterritt                Good morning. I wondered if you could expand a little
                           bit on the hurdles that you have to go through in order to complete your transaction mid-February? I have to admit that it sounds aggressive to me, just given the precedent of Varic Home Stake going through the SEC and the bottlenecks they encountered. I wondered how you thought your process would be faster?

W. Murdy I guess I would, in commenting on that - the filings that we have to go through is basically the bitter statement here, which we expect to file within a week. Then the documentation and the court hearings for the Franco vote.

                           I think with respect to Newmont and the SEC, the SEC, about a year and half ago, had a major change in personnel in the mining section. The new personnel have been going through each company that has filed with them, with a, I will call it, fine toothed comb. The advantage we have is that we

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                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 21

                           went through that earlier this year when we did the Battle Mountain transaction.

                           We had an extremely thorough review; it took many months longer than what we expected, but we went through that. We had no revisions to reserves. We made some minor changes in some of our accounting policies on revenue recognition. But since we've been through that process, that's why we feel highly confident that we won't have that kind of issue again.

K. Sterritt                Okay. So you're thinking that the delay was more of
                           the microanalysis that was taking place on the major company, as opposed the Australian Gap issues on accounting for reserves?

W. Murdy Yes. Well, it wasn't Australian issues on reserves, but they went through everything and they did that again on Varic Home Stake. I think if you talk to the people there, they'll tell you that there were a lot of issues in that, that they went through, and it just takes time. But we have been through that process.

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                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 22

                           With respect to Normandy's reserves - reserves in Australia, the standards here on reserves are very tight. Our people were very comfortable with Normandy's reserves. The resources are a matter that, or the standards, we would say, are a little less stringent than what we require internally. But that you can't, with SEC filings, you can't disclose resources anyway, so we think that that will be a moot issue.

K. Sterritt                Okay.  Thank you, very much.

Coordinator                Our next question comes from Tom Collar from Morgan
                           Stanley.

T. Yanko Yes, it's Tom Yanko at Morgan Stanley. It says that the transaction is conditioned upon there not being a material adverse change in Normandy. I believe that on the last conference call you said that the price of gold would not be considered for the purpose of deciding whether there's been a material adverse effect at Normandy. Is that the case in this bid as well?

W. Murdy Yes, that's basic documentation that we had entered into with Normandy in the merger agreement.


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                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 23

T. Yanko Okay, will the bidder statement that comes out in a week or so, will that clearly outline that there is an exclusion of a drop in the price of gold?

W. Murdy                   Yes.  Or an increase.

T. Yanko Okay. We're not so concerned about an increase. The other thing - just a point, if this issue about the timing of a mid-February closing becomes something that Anglo Gold debates. One thing that companies do is assume that risk and put in some sort of an interest rate factor if it goes beyond a targeted timing date. If that becomes an issue that's being debated in the market, that you could address that and take that risk and compensate the Normandy shareholders for any unexpected delay. Thank you, very much.

W. Murdy                   Thank you.

Coordinator                The next question comes from John Duty from Gold
                           Stock Analysts.

J. Duty Boy it seems like there aren't too many people on the call this morning and you guys are the ones up early or late, whatever the case is. I wonder,

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                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 24

                           actually my question was answered. It had to do with the SEC clearance time, and it was certainly well answered. Thank you.

W. Murdy                   Thank you.

Coordinator                Our next question comes from Kerry Smith of Heywood
                           Securities.

K. Smith Good morning, Wayne - a quick question on the rationalization that Pierre talked about. Could you give us some idea as to the rationalization that you plan to complete post the merger, in terms of how much production you think would fall off the table through the rationalization process?

W. Murdy Yes. I think if you go to the material that's on the Web site, we talk about, on page five, our asset portfolio and we've tried to indicate which we consider core assets and which we consider strategic and then we've labeled others. In fact, within the Normandy group, if you eliminated all of the others, which is not necessarily what we would do, you're talking about less than 200,000 ounces.

K. Smith                   Okay.  Thanks.

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                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 25


Coordinator                Our next question comes from Adam Dosavitch from
                           Pollack Company.

M. Pollack                 Hi, there, it's actually Murray Pollack. Adam asked
                           me to step in here for a moment. Question - assuming this transaction is completed, Newmont will have acquired, over the last several years, Santa Fe, Battle Mountain, Hemlow and now Normandy. A tremendous number of operating mines in total. Does management contemplate any streamlining once this acquisition is complete? Please comment.

W. Murdy Yes, absolutely. When we talk about rationalization, again, what we focus on in the company is being in relatively few areas that are substantial gold producing regions. So the focus of the company is then in Nevada, clearly the Yanna Coacha region in South America, in Peru and these assets in Australia. But there are a number of assets that we label as non-strategic or non-core and we would look at extracting value, utilizing the skill sets of the merchant banking group out of Franco to exit those over a period of time.

M. Pollack                 Thank you.


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                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 26


P. Lassonde                Let me just add, Murray, you probably do not have the
                           Grant Samuel report, but all of the Normandy shareholders would have that report. I just mention it because they did evaluation of all the Normandy assets for the board, to respond to the Anglo Gold original offer. If you look at the value that they put on that 10% of assets that Wayne was mentioning, you come up with a value in the range of U.S. $650 million to $850 million.

                           Certainly we would not dispute that. We have looked at that very carefully and I think that the role of the Merchant Banking Division at Franco will be to take some of these assets and create real value. We're looking forward to that challenge. I think it's going to be something where we can add a lot of value to Newmont.

M. Pollack                 Thank you.

Coordinator                Our next question comes from John Bridges from JP
                           Morgan.

J. Bridges                 Hi, good morning, congratulations. I just wondered if
                           you'd spoken about the rationalization and asset sales. I wonder if you can give us some

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                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 27


                           indication as to the order of magnitude of what sort of amount you'd be looking for from those sales?

P. Lassonde                I think, John, I just mentioned what the Grant Samuel
                           report had. I think we think it's a good start. We think that there are a couple of assets that we could, very quickly, in the space of a few months, get in the order of $250 million to $350 million. The goal here would be to get right back to where we were in terms of the debt ratio, 18%. Then over the next
                           18 months, to continue rationalization of the assets.
                           A lot of the assets take people; they take management time and they will not be part of the long-term core assets.

                           So we're not going to fall in love with any assets. We're going to very objectively look at them, see how they fit in the corporate goals going forward and maximize the value for the Newmont shareholder.

J. Bridges                 So some of these things offer a win/win.

P. Lassonde                I would think so. I think it's going to be not only a
                           win for Newmont, but what we're really going to try to do is work with medium-sized,

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 28


                           intermediate sized companies and create a win/win for both companies. Because there is, in our view, a need for some of these assets to get down, what we would call the "food chain". Some of the very good intermediate companies are in, I would say, need of good projects. There are a number of really good, decent projects in this asset rationalization program that would better fit somebody else. So you work with them and you can create a win/win situation.

J. Bridges                 Okay great.  Thank you.

Coordinator                Our last question comes from Adrian Day from Global
                           Strategic Management.

A. Day Yes, good morning and good afternoon. I have a question about the portfolio management aspect of this, going forward. I know for myself, these three companies, Franco, Newmont and Normandy happen to be three of my four largest gold holdings. So going forward, obviously, that presents a bit of a difficulty for me, and I'm sure I'm not alone. I'm wondering if you could comment on that and, in particular, if you've seen any indications, recently, that the generalists are buying gold?

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 29


P. Lassonde                Adrian, I don't know. You've got to be one of the
                           only ones that can pick three tremendous gold stocks like that.

W. Murdy Clearly the discussions that we've been having and what we've seen are the generalist funds buying into the stock. We saw that, really, for the better part of this year. Substantial increased holdings by some of the major, major funds that have held us in the past. It's clearly coming from the generalist funds.

                           I think on our road show we are talking to people, certainly we get the portfolio managers that deal with natural resources in a broader sense, but we're also seeing a broader spectrum of portfolio managers.

                           So there's a lot of interest out there. Again, I think it's portfolio diversification. The times have changed. The bull market of the last ten years is over and people are looking for real diversification in their portfolio and this stock clearly does that.

A. Day                     Okay, great.  Thanks.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 30


P. Lassonde                I think, Adrian, that problem would have been acute
                           when the gold funds represented a major force in the business. But you know, in the last five years the assets of those funds have diminished quite a bit. So we find that there's not a tremendous amount of overlap and we don't see that as an issue, really.

A. Day                     Okay.  Thanks.

W. Yang Thank you, very much, ladies and gentlemen. I just want to point out that the replay number for this call is 1-800-280-4691 in the U.S. and the international number for replay is 402-220-9723.

                           We also invite you to our Web site at www.newmont.com for a North America presentation that is up on the Web site. There is also an Australian presentation on the Web site, as well.

                           Thank you for joining us today.

                                                            NEWMONT MINING CORP.
                                                           MODERATOR: WENDY YANG
                                                 DECEMBER 10, 2001/7:30 A.M. CST
                                                                         PAGE 31

Coordinator                Thank you. That concludes today's conference call.
                           All participants, you may disconnect at this time.